Exhibit 99.2

AMENDMENT NO. 1 TO WARRANT AGREEMENT

THIS AMENDMENT NO. 1 TO WARRANT AGREEMENT (this “Amendment”) is made as of January 6, 2022, by and between New Frontier Health Corporation (formerly known as New Frontier Corporation), a Cayman Islands exempted company (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent”). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned thereto in the Warrant Agreement (as defined below).

WHEREAS, the Company and the Warrant Agent are parties to that certain warrant agreement, dated as of June 27, 2018 (the “Warrant Agreement”), which governs the Warrants;

WHEREAS, the Company is party to that certain agreement and plan of merger, dated as of August 4, 2021 (the “Merger Agreement”), by and among the Company, Unicorn II Holdings Limited, a Cayman Islands exempted company (“HoldCo”), Unicorn II Parent Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of HoldCo (“Parent”), Unicorn II Merger Sub Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Parent (“Merger Sub” and, together with HoldCo and Parent, each a “Parent Party” and collectively the “Parent Parties”), pursuant to which the Company and the Parent Parties have agreed to the terms and conditions of a merger between the Company and Merger Sub (the “Merger”), with the Company being the surviving company of the Merger and becoming a wholly-owned subsidiary of Parent;

WHEREAS, consistent with the Company’s obligations under the Merger Agreement, the Company desires to, and the Warrant Agent has agreed to, amend the Warrant Agreement to give effect to the provisions of Section 3.2 of the Merger Agreement and to provide for the automatic termination (without liabilities to any party thereto) of the Warrant Agreement on the date falling six (6) months after the Merger Effective Time (as defined below) (the “Warrant Amendment”);

WHEREAS, Section 9.8 of the Warrant Agreement provides that this Amendment and the Warrant Amendment contemplated hereby would require the vote or written consent of the Registered Holders of (i) 50% of the number of the then outstanding Public Warrants and Forward Purchase Warrants and (ii) 50% of the number of the then outstanding Private Placement Warrants (the “Warrantholder Consent”); and

WHEREAS, in accordance with Section 9.8 of the Warrant Agreement, the Company has obtained the Warrantholder Consent for this Amendment and the Warrants Amendments contemplated hereby.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	Warrant Amendments. The Warrant Agreement is hereby amended such that, notwithstanding any provisions in the Warrant Agreement (including Sections 3, 4, 5 and/or 6 thereof) to the contrary, subject to the consummation of the Merger:

(a)	Treatment of Warrants: At the effective time of the Merger (the “Merger Effective Time”), each Warrant (for the avoidance of doubt, including each Public Warrant, Private Warrant and Forward Purchase Warrant) that is issued and outstanding immediately prior to the Merger Effective Time (other than the Warrants held by the Sponsor (the “Excluded Warrants”)) shall be cancelled and cease to exist and shall be converted solely into the right to receive US$2.70 in cash per Warrant without interest (subject to appropriate adjustment to reflect any share sub-division or split, share consolidation, share dividend (including any dividend or other distribution of securities convertible into the Ordinary Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Warrants effected after the date hereof and prior to the Merger Effective Time (the “Adjustment”)) (the “Per Warrant Merger Consideration”).

(b)	Additional Payment: In addition to the amount of the Per Warrant Merger Consideration provided for under Section 1 (a) above, in respect of each Warrant (other than any Excluded Warrant) for which the Registered Holder thereof has timely provided consent to the Warrant Amendment, and has not revoked such consent, prior to 10:00 a.m. (Beijing time) on January 6, 2022, the Registered Holder of such Warrant shall have the right to receive, for each such Warrant, a consent fee of US$0.30 in cash per Warrant without interest, subject to the Adjustment.

(c)	Treatment of Excluded Warrants: Each Excluded Warrant issued and outstanding immediately prior to the Merger Effective Time shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor.

(d)	Automatic Termination: The Warrant Agreement shall be automatically terminated (without liabilities to any party thereto) on the date falling six (6) months after the Merger Effective Time.

2.	Miscellaneous Provisions.

(a)	Effectiveness. This Amendment shall become effective upon execution and delivery of this Amendment by the Company and the Warrant Agent, whereupon the Warrant Agreement shall be amended in accordance herewith. This Amendment shall automatically terminate and become null and void, ab initio, and the Warrant Agreement shall for all purposes be deemed to have never been amended, upon the termination of the Merger Agreement in accordance with its terms.

(b)	Entire Agreement. The Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties hereto and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understanding, arrangements, promises and commitments are hereby cancelled and terminated.

(c)	Effect on Warrant Agreement. Other than as specifically set forth in this Amendment, all other terms and provisions of the Warrant Agreement shall remain unaffected by the terms of this Amendment, and shall continue in full force and effect in accordance with their respective terms. Each reference in the Warrant Agreement to “this Agreement” shall mean the Warrant Agreement as amended by this Amendment, and as hereinafter amended or restated. In the event of a conflict or inconsistency between the Warrant Agreement and this Amendment, the provisions of this Amendment shall control.

(d)	Successors. All the covenants and provisions of this Amendment by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

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(e)	Applicable Law. The validity, interpretation, and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

(f)	Persons Having Rights under this Amendment. Nothing in this Amendment shall be construed to confer upon, or give to, any person or corporation other than the parties hereto and the Registered Holders of the Warrants any right, remedy, or claim under or by reason of this Amendment or the Warrant Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Amendment or the Warrant Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the Registered Holders of the Warrants.

(g)	Counterparts. This Amendment may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

(h)	Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

(i)	Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

NEW FRONTIER HEALTH CORPORATION

By:	/s/ Lawrence Chia
Name:	Lawrence Chia
Title:	Chairman of the Special Committee

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	/s/ Margaret B. Lloyd
Name:	Margaret B. Lloyd
Title:	Vice President

[Signature Page to Amendment No. 1 to Warrant Agreement]